April 6, 2018

VIA EDGAR AND FEDERAL EXPRESS

Ms. Lisa M. Kohl

Assistant Director

Office of Consumer Products

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Airborne Wireless Network

Amendment No. 3 to Registration

Statement on Form S-1 Filed March 19, 2018

File No. 333-220295

Form 10-K for the Fiscal Year Ended August 31, 2017

Filed November 14, 2017

File No. 333-179079

Dear Ms. Kohl:

On behalf of Airborne Wireless Network, a Nevada corporation (the “Company”), we are submitting this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to (i) the Company’s Amendment No. 3 to Registration Statement on Form S-1 filed with the Commission on March 19, 2018 (the “Registration Statement”) and (ii) the Company’s annual report on Form 10-K for the Fiscal Year Ended August 31, 2017, in each case, contained in your letter dated March 30, 2018 (the “Comment Letter”).

We note that, in connection with this letter, the Company is filing an additional amendment to the Registration Statement (“Amendment No. 4”) electronically via the EDGAR system on the date hereof to respond to the Staff’s comments. We are separately furnishing to the Staff six courtesy copies of Amendment No. 4 marked to show the changes made to the Registration Statement.

Atlanta  |  Austin  |  Baltimore  |  Brussels  |  Charlotte  |  Charlottesville  |  Chicago  |  Dallas  |  Houston  |  Jacksonville  |  London

Los Angeles – Century City  |  Los Angeles - Downtown  |  New York  |  Norfolk  |  Pittsburgh  |  Raleigh  |  Richmond  |  Tysons Corner  |

Washington, D.C.  |  Wilmington

April 6, 2018

For the Staff’s convenience, the text of the Staff’s comment is set forth below in bold and corresponds to the numbered comment contained in the Comment Letter, followed by the Company’s response. Terms not otherwise defined in this letter shall have the meanings set forth in the Registration Statement.

Management, page 44

1.	We note your disclosure regarding the involuntary petition for bankruptcy filed against GreenCore Technology, Inc. and the voluntary petition for bankruptcy filed by Keven Spence Consulting. Please include a risk factor regarding your executive officers’ and directors’ prior experience with these entities, or tell us why you do not believe risk factor disclosure is appropriate.

In response to the Staff’s comment, the Company has included a risk factor regarding its executive officers’ and directors’ recent prior experiences with entities that experienced bankruptcies on page 14 of Amendment No. 4.

*     *     *     *     *     *

We hope that the foregoing has been responsive to the Staff’s comment. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 548-2122 or by email at SOlder@mcguirewoods.com or David S. Wolpa at (704) 343-2185 or by email at DWolpa@mcguirewoods.com.

Sincerely,

/s/ Stephen E. Older
Stephen E. Older

cc: Michael J. Warren, Chief Executive Officer (Airborne Wireless Network)